Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Eurasian Minerals Inc. (the "Company")
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2. Date of Material Change

November 8, 2010

Item 3. News Release

A press release dated November 9, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4. Summary of Material Change

The Company announced that it completed the first tranche of its $17.5 million private placement,

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please refer to the press release of the Company disseminated on November 9, 2010, attached hereto.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9. Date of Report

November 9, 2010

Eurasian Minerals Inc.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Completes First Tranche of $17.5 Million Private Placement

Vancouver, British Columbia, November 9, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce the completion of the first tranche of its C$17.5 million private placement by the sale of 6.2 million units at C$2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share for five years at C$3.50 during the first year, C$4.00 during the second year, C$4.50 during the third year, C$5.00 during the fourth year, and C$5.50 during the fifth year. If the volume weighted average price of EMX common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will terminate. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer until March 9, 2011.

Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 1 million units for proceeds of C$2.5 million in this first tranche of the placement. Eurasian expects the next (and final) tranche of 800,000 units for proceeds of C$2 million will close shortly.

The Company issued to finders 256,650 units (being 5% of the number of units issued to subscribers introduced by finders) and 256,650 finder warrants (being 5% of such units), each finder warrant being exercisable for two years to acquire one common share for C$2.65.

For further information contact:

David M. Cole
President and Chief Executive Officer
Phone: (303) 979-6666
Email: dave@eurasianminerals.com
Website: www.eurasianminerals.com

Kim C. Casswell
Corporate Secretary
Phone: (604) 688-6390
Email: kcasswell@eurasianminerals.com